Allstate Financial Services, LLC

(SEC I.D. No. 8-36365)

Financial Statements and
Supplemental Schedules as of and
for the Year Ended December 31, 2016 and Report of
Independent Registered Public Accounting Firm

File pursuant to Rule 17a-5(e)(3) under the Securities and
Exchange Act of 1934 as a PUBLIC Document.

ALLSTATE FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Deloitte

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Allstate Financial Services, LLC
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Allstate Financial Services, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 28, 2017

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS
INVESTMENTS

Fixed income securities at fair value (amortized cost $9,976,561)	$	9,977,294
Short-term investments at fair value (amortized cost $5,289,404)		5,289,471
Total investments		15,266,765
Cash and cash equivalents		7,584,661
Commissions receivable (net of allowance of $9,463)		4,278,855
Deferred income taxes		102,819
Receivable from affiliates		93,052
Other assets		728,728
TOTAL ASSETS	$	28,054,880

LIABILITIES AND MEMBER'S EQUITY
LIABILITIES:

Commissions payable	$	4,207,723
Payable to affiliates		6,931,351
Accounts payable and accrued expenses		549,235
Income taxes payable to affiliate		1,113,937
Total liabilities		12,802,246
MEMBER'S EQUITY		15,252,634
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	28,054,880

See notes to financial statements.

ALLSTATE FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. **GENERAL**

   Basis of presentation - The accompanying financial statement includes the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of estimates - The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

   Nature of operations - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

   The Company sells mutual funds and variable annuities issued by unaffiliated providers, variable life contracts issued by affiliated and unaffiliated insurers, and accepts additional deposits on deferred annuity contracts issued by affiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life Insurance Company ("Allstate Agents"). Allstate Agents are authorized to sell products issued by affiliated and unaffiliated providers in all 50 states and the District of Columbia. The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

   Subsequent events - Subsequent events were evaluated through February 28, 2017, the date the financial statement was issued.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Investments - Fixed income securities include bonds and are carried at fair value. Short-term investments consist of U.S. Treasury bills and are carried at fair value.

   Cash and cash equivalents - Cash equivalents include highly liquid investments with original maturities of less than ninety days.

   Commission refunds - The Company recognizes an allowance for uncollectible commission receivables due from the product providers and reports the amount net with commission receivables on the Statement of Financial Condition. The allowance for uncollectible commission receivables was $9,463 as of December 31, 2016.

   For variable life contracts, annualized commission revenues receivable from contracts issued by affiliated and unaffiliated product providers and annualized commission expenses payable to the Allstate Agents are recognized on the effective date of the contracts. Upon cancellation of a variable life contract in the first year, the Company must refund a pro-rata portion of the annualized commission revenue to the product providers. The commission revenue refund to the product issuer is not predicated on recovering the commission expense paid to the Allstate Agent. The Company estimates its commission revenue refund liability for policy cancellations based on historical variable life persistency rates, agent compensation rates and agent termination rates. As of December 31, 2016, a refund liability of $44,241 is reported as a component of accounts payable and accrued expenses in the Statement of Financial Condition.

Commission refunds are due from Allstate Agents on deferred and variable annuity and variable life contracts that are canceled or unsettled. As of December 31, 2016, commission refunds receivable totaled $411,501 and are included as a component of other assets on the Statement of Financial Condition. The Company records a provision for uncollectible commission refunds receivable from Allstate Agents based on the contractual relationship between the agent and the Company, historical recovery rates and the period of time that the amount has been due. The provision for uncollectible commission refunds receivable from Allstate Agents as of December 31, 2016 was $257,446 and is reported in other assets on the Statement of Financial Condition.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal asset giving rise to such differences is accrued commissions.

3. **FAIR VALUE OF ASSETS AND LIABILITIES**
   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Financial Condition at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

   Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

   Level 2: Assets and liabilities whose values are based on the following:
   (a) Quoted prices for similar assets or liabilities in active markets;
   (b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or
   (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

   Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

   The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value would typically be greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

   The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company

may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

In determining fair value, the Company used the market approach which generally utilizes market transaction data for the same or similar instruments. All investments were categorized as Level 1 as of December 31, 2016.

Summary of significant valuation techniques for assets measured at fair value on a recurring basis

Level 1 measurements

Fixed income securities: Comprise certain U.S. Treasuries. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

Short-term: Comprise U.S. Treasury bills valued on unadjusted quoted prices for identical assets in active markets that the Company can access.

The Company held $9,977,294 of U.S. government fixed income securities and $5,289,471 of short-term Treasury bills. There were no transfers between Level 1 and Level 2 in 2016.

The fair value of all other financial assets and liabilities approximates their carrying value as they are short-term in nature.

4. **NET CAPITAL REQUIREMENTS**
As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3‑1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2016, the Company had net capital, as defined under the Rule, of $12,784,565, which was $12,534,565 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

The Company has a capital support agreement with Allstate. As long as the Company is a wholly-owned subsidiary, Allstate shall make cash payments to the Company as necessary to enable the Company to maintain net capital of at least $10 million at all times in order to have sufficient cash for operating needs and to pay contractual obligations as they become due.

5. **INCOME TAXES**
As a limited liability company, the Company's 2016 income will be reported on Allstate's income tax return as the Company's sole member. Allstate will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate's 2016 tax liability or benefit with Allstate. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2013 and 2014 federal income tax returns. The Allstate Group's tax years prior to 2013 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material effect on the financial position of the Company.

The Company had no liability for unrecognized tax benefits as of December 31, 2016 and believes that it is reasonably possible that the liability balance will not significantly increase within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The components of the deferred income tax assets/(liabilities) as of December 31, 2016 are as follows:

Accrued Commissions	$	84,270
Commission Refunds		18,796
Other Assets		33
Total Deferred Tax Assets		103,099
Unrealized Net Gain		(280)
Total Deferred Tax Liabilities		(280)
Total Deferred Tax Assets/(Liabilities)	$	102,819

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

6. **RELATED-PARTY TRANSACTIONS**

The Company uses services performed by Allstate and other affiliates, and business facilities owned or leased and operated by Allstate in conducting its business activities. In addition, the Company shares the services of employees with Allstate. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. As of December 31, 2016, $6,931,351 is payable for these expenses and is included as payable to affiliates on the Statement of Financial Condition. The company also provides services to Allstate affiliates for which it is reimbursed. As of December 31, 2016, $93,052 is recoverable for these services and is included as receivable from affiliates on the Statement of Financial Condition.

The Company receives commission income on the sale of deferred and variable annuity and variable life contracts from Allstate Life Insurance Company and Allstate Life Insurance Company of New York. As of December 31, 2016, $665,383 is recorded as a receivable and is included as a component of commissions receivable on the Statement of Financial Condition.

7. **COMMITMENTS AND CONTINGENT LIABILITIES**

The Company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the company has not made material payments pursuant to this agreement.

The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for such matters at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

The Company continues to monitor its lawsuits, regulatory inquiries, and other legal proceedings for further developments that would make the loss contingency both probable and estimable, and accordingly accruable, or that could affect the amount of accruals that have been previously established. There may continue to be exposure to loss in excess of any amount accrued. Disclosure of the nature and amount of an accrual is made when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the amount of accrual.

When the Company assesses it is reasonably possible or probable that a loss has been incurred, it discloses the matter. When it is possible to estimate the reasonably possible loss or range of loss above the amount accrued, if any, for the matters disclosed, that estimate is aggregated and disclosed. Disclosure is not required when an estimate of the reasonably possible loss or range of loss cannot be made.